July 25, 2022

Attn: Thomas Jones; Jay Ingram; Heather Clark & Melissa Gilmore

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Hempacco Co., Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed June 16, 2022 File No. 333-263805

Ladies and Gentlemen:

Hempacco Co., Inc. (the “Company” or “Hempacco”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 29, 2022, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, the Company has amended the Company’s registration statement, the Company respectfully submits the following responses to such comments:

1.

Please revise your summary to prominently disclose the company's history of net losses, accumulated deficit, going concern opinion and current liquidity condition, including cash on hand and the extent to which current liabilities exceed your current assets as of March 31, 2022.

Response: We have revised accordingly.

2.

We note the disclosure on page 11 that "We have listed below ... what we believe to be the most significant risk factors applicable to us." Please ensure that you have disclosed all material risks, such as the ability of Green Globe International, Inc. to make advances to you and litigation concerning Green Globe International that may affect such ability. In this regard, we note your new disclosure on page F-34 that Green Globe made cash advances to you totaling $188,055 during the three-month period ended March 31, 2022..

Response: We have revised accordingly.

3.

Your disclosure indicates that "a $1.00 increase or decrease in the assume public offering price...would increase or decrease [y]our pro forma net tangible book value(deficit), as adjusted to give effect to this offering, to $0.83 per share." This appears correct for an increase in the offering price, but for a decrease in the price, it would change your pro forma net tangible book value per share to $0.57 per share. Please revise your statemen to indicate the $0.13 per share increase that would result from a $1.00 increase or decrease in the offering price.

Response: We have revised the disclosure to disclose the amount by which the pro forma net tangible book value per share would increase or decrease.

4.

Please update the disclosure in this section. In this regard, we note the reference to a "summary of transactions during the fiscal years ending December 31, 2021 and 2020." However, this section does not mention transactions with related parties in 2022. For example, we note that this section does not mention the general and administrative expenses concerning related parties disclosed on page F-22 and the promissory note issued in 2022 to a related party for $50,000 disclosed in Note 9 on page F-32. Also, file the promissory note as an exhibit.

Response: We have done so.

5.

Please tell us, with a view to disclosure whether the "other factors deemed relevant" mentioned on page 63 included the sale by the company of 1,300,000 shares of common stock at $1.00 per share in December 2021 and 208,000 shares of common stock at $2.00 per share in April 2022. Also, reconcile the disclosure in this section about the "number of factors" considered with the disclosure on page 24 that "We established the offering price. . . . This valuation is highly speculative and arbitrary."

Response: We have revised accordingly.

6.

Please further clarify your statement that you issued 1,300,000 common shares in December 2021 and then also state that it was a "public offering by a subsidiary." In this regard, it is unclear whether Hempacco issued the shares or a subsidiary of Hempacco and where the minority interest is recorded. Your response should clearly identify the accounting for the minority interest and the accounting literature that supports the basis for your conclusions.

Response: Hempacco, a subsidiary of Green Gobe International, Inc. (“GGII”), issued the shares, and we have revised Note 2 to clarify.

7.

We note that you adopted a policy of capitalizing the value of warrants offered to joint venture partners and have recognized such warrants as intangible assets on your balance sheet. Please tell us and revise to disclose the asset(s) received for the consideration of the warrants and specific references to accounting literature that supports the basis for your conclusions for capitalization as assets as it does not seem appropriate to capitalize costs for creation of intangible warrants assets resulting from inducements to enter into agreements, but rather, these costs appear to be expenses that should be recorded in the income statement. Revise your financial statements and disclosures accordingly.

2

Response: The assets received as consideration were the rights to use the branding names of the joint venture counterparties. The accounting treatment used for the two joint venture acquisitions for which warrants were capitalized was based on the guidance found in ASC 805 (business combinations), ASC 820 (fair value measurement) and ASC 350 (intangibles, goodwill and other).

We have revised the Notes 1 and 6 accordingly.

8.

Please revise to explain how GGII made cash advances to Hempacco considering statements on page 5 that GGII is a shell company that was insolvent with no current assets, a working capital deficit and nominal operations.

Response: GGII is not a shell company and has not been a shell company since at least May of 2021, and we have not stated that GGII is a shell company. GGII generates its own cash flows from operations and financing activities, and it advanced funds to Hempacco from its own cash flows.

Thank you for your assistance and review.

Sincerely,

Hempacco Co., Inc.

/s/ Sandro Piancone

Sandro Piancone

President and Chief Executive Officer

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